Filed pursuant to Rule 424(b)(3) of the Securities Act of
                       1933. Relates to Amendment No. 1 to Registration Statement on Form S-3 of Innovir Laboratories, Inc. (No. 33-93608).

         THE SEVENTH SENTENCE OF THE RISK FACTOR ENTITLED "DEVELOPMENT STAGE COMPANY; ACCUMULATED DEFICIT; CONTINUING LOSSES; INDEPENDENT ACCOUNTANT'S REPORT" SHOULD BE DELETED IN ITS ENTIRETY, AND THE FOLLOWING SENTENCE SHOULD BE INSERTED IN ITS PLACE ON PAGE 9 OF THE PROSPECTUS:

         At June 30, 1996, the Company had an accumulated deficit of $23,040,604, and losses have continued to date thus increasing the accumulated deficit.

         THE LAST SENTENCE OF THE RISK FACTOR ENTITLED "DEVELOPMENT STAGE COMPANY; ACCUMULATED DEFICIT; CONTINUING LOSSES; INDEPENDENT ACCOUNTANT'S REPORT" SHOULD BE DELETED IN ITS ENTIRETY, AND THE FOLLOWING SENTENCE SHOULD BE INSERTED IN ITS PLACE ON PAGE 9 OF THE PROSPECTUS:

         Accordingly, the independent accountant's report with respect to the Company's fiscal year 1995 financial statements contains an explanatory paragraph addressing the substantial doubt about the ability of the Company to continue as a going concern, and the Company anticipates that the independent accountant's report with respect to the Company's fiscal year 1996 financial statements will contain a similar paragraph.

         THE THIRD SENTENCE OF THE RISK FACTOR ENTITLED "SIGNIFICANT CAPITAL REQUIREMENTS; NEED FOR ADDITIONAL FINANCING" SHOULD BE DELETED IN ITS ENTIRETY, AND THE FOLLOWING SENTENCE SHOULD BE INSERTED IN ITS PLACE ON PAGE 9 OF THE
PROSPECTUS:

         The Company will seek to obtain additional funds from various sources, including additional public or private equity financings and collaborative or other arrangements with corporate partners, which may involve the licensing or spinning off of certain of the Company's technologies.

         THE SIXTH AND SEVENTH SENTENCES OF THE RISK FACTOR ENTITLED "SIGNIFICANT CAPITAL REQUIREMENTS; NEED FOR ADDITIONAL FINANCING" SHOULD BE DELETED IN THEIR ENTIRETY, AND THE FOLLOWING SENTENCES SHOULD BE INSERTED IN THEIR PLACE ON PAGE 9 OF THE PROSPECTUS:

         At August 31, 1996, the Company's cash and cash equivalents equaled approximately $2,271,000. Based upon the current level of operations, and if the Company is unable to consummate additional financings, the Company will exhaust its cash and cash equivalents during December 1996.

         THE FIRST SENTENCE OF THE RISK FACTOR ENTITLED "BOOK VALUE DILUTION" SHOULD BE DELETED IN ITS ENTIRETY, AND THE FOLLOWING SENTENCE SHOULD BE INSERTED IN ITS PLACE ON PAGE 13 OF THE PROSPECTUS:

         Book Value Dilution. The historic net tangible book value per share of the Company at June 30, 1996 was $0.13.

         THE RISK FACTOR ENTITLED "CONTROL BY MANAGEMENT AND DIRECTORS" SHOULD BE DELETED IN ITS ENTIRETY, AND THE FOLLOWING RISK FACTOR SHOULD BE INSERTED IN ITS PLACE ON PAGE 14 OF THE PROSPECTUS:

         Control by Principal Stockholders. As of September 23, 1996, The Aries Fund, A Cayman Island Trust, and The Aries Domestic Fund, L.P., two affiliated investment funds and the two largest stockholders of the Company, owned an aggregate of 4,000,000 shares of Common Stock, or approximately 35.0% of the outstanding shares of Common Stock of the Company. In addition, these stockholders have the right to purchase up to an aggregate of 8,000,000 shares of Common Stock upon the exercise of certain warrants and unit purchase options; upon such exercise, these stockholders would own approximately 61.8% of the outstanding shares of the Company. Accordingly, these stockholders are in a position to influence significantly, and, in the event they exercise their warrants and unit purchase options, to control, the affairs of the Company and matters requiring a stockholder vote, including the election of the Company's directors, the amendment of the Company's charter documents, the merger or dissolution of the Company and the sale of all or substantially all of the Company's assets. See "Recent Developments."

         THE RISK FACTOR ENTITLED "ADVERSE CONSEQUENCES ASSOCIATED WITH SUBSTANTIAL SHARES OF COMMON STOCK RESERVED FOR ISSUANCE; REGISTRATION RIGHTS" SHOULD BE DELETED IN ITS ENTIRETY, AND THE FOLLOWING RISK FACTOR SHOULD BE INSERTED IN ITS PLACE ON PAGE 19 OF THE PROSPECTUS:

         Adverse Consequences Associated with Substantial Shares of Common Stock Reserved for Issuance; Registration Rights. As of September 23, 1996, the Company has reserved an aggregate of 17,093,475 shares of Common Stock for issuance upon the exercises of various warrants and options and the conversion of outstanding B Preferred Stock and C Preferred Stock, including: (i) 679,636 shares of Common Stock for issuance upon exercise of the outstanding warrants issued to certain consultants and their designees, (ii) a minimum of 40,000 shares of Common Stock issuable upon the exercise of a warrant held by the New York State Science and Technology Foundation pursuant to a note, (iii) 19,166 shares and 2,526 shares of Common Stock issuable upon the exercise of warrants issued in connection with equipment financings, (iv) 567,122 shares of Common Stock for issuance upon exercise of the Class B Warrants issued in January 1995 resulting from the Bridge Warrant Exchange offer, (v) 680,608 shares of Common Stock for issuance upon exercise of the Class B Warrants issued in April and May 1995 as part of a private placement, (vi) up to 1,656,625 shares issuable upon the exercise of stock options, (vii) 456,923 shares for issuance upon conversion of the B Preferred Stock, based on conversion at such date using the minimum price of $5.00 per share of Common Stock, (viii) 294,363 shares for issuance upon conversion of the C Preferred Stock, based on conversion at such date using a conversion price of $1.50, (ix) 179,975 shares of Common Stock issuable upon the exercise of certain Units contained in the Unit Purchase Option issued to A.R. Baron, the underwriter of the Company's initial public offering, and 359,950 shares of Common Stock issuable upon exercise of the Underwriter Warrants contained in such Units, (x) 57,081 shares of Common Stock issuable upon the exercise of certain Bridge Warrants, (xi) 3,599,500 shares issuable upon the exercise of Class A and Class B Warrants, (xii) 500,000 shares issuable upon the exercise of warrants held by Yale University and (xiii) an aggregate of 8,000,000 shares for issuance upon the exercise by the Company's largest stockholder of Class C Warrants, unit purchase options and the Class C Warrants contained therein. The C Preferred Stock converts into Common Stock based upon a floating formula which, in the event the price of the Company's Common Stock decreases, would increase the number of shares held in reserve with respect to the C Preferred Stock. Holders of convertible securities are likely to exercise them when, in all likelihood, the Company could obtain additional capital on terms more favorable than those provided by such convertible securities. Furthermore, while the convertible securities are outstanding, they may adversely affect the terms on which the Company could obtain additional capital. Should a significant portion of such convertible securities be exercised, the resulting increase in the amount of the Common Stock in the public market may have the effect of reducing the market price thereof.

         THE FOLLOWING PARAGRAPHS SHOULD BE INSERTED ON PAGE 21 OF THE PROSPECTUS IMMEDIATELY FOLLOWING THE LAST PARAGRAPH OF THE SECTION ENTITLED "RECENT DEVELOPMENTS":

         On August 30, 1996, the Company and Yale University ("Yale") entered into an agreement to amend (the "Second Amendment") certain provisions of the License Agreement between the Company and Yale dated September 7, 1990, as amended October 21, 1994 (the "License Agreement"). Pursuant to the terms of the License Agreement, the Company has been granted the exclusive worldwide rights to Yale's External Guide Sequence technology. The Second Amendment provides for reductions in amounts of royalties paid to Yale by the Company by reducing the earned royalty rates from net sales, as defined, and from sublicense income, as defined. As consideration for Yale modifying these royalty obligations, the Company issued to Yale a warrant to purchase 500,000 shares of Common Stock at an exercise price equal to $1.50 per share, with an exercise date on or before August 31, 2006.

         On August 30, 1996, the Company completed a private placement with The Aries Fund, A Cayman Island Trust, and The Aries Domestic Fund, L.P. (collectively, the "Aries Funds"), two affiliated investment funds which specialize in the biotechnology industry. In exchange for an aggregate purchase price of $2,000,000, the Aries Funds received (i) 4,000,000 shares of Common Stock, (ii) warrants ("Class C Warrants") to purchase an additional 4,000,000 shares of Common Stock at an exercise price equal to $0.50 per share and (iii) unit purchase options to acquire, for an aggregate purchase price of $1,000,000, units consisting of an aggregate of 2,000,000 shares of Common Stock and Class C Warrants to purchase an additional 2,000,000 shares of Common Stock.

         On September 5, 1996, in connection with the investment by the Aries Funds, Joseph E. Edelman and Michael S. Weiss were elected as members of the Company's Board of Directors. Mr. Edelman is affiliated with Paramount Capital Asset Management, Inc., and Mr. Weiss is affiliated with Paramount Capital, Inc. See "Selling Securityholders."

         On September 5, 1996, Michael S. Ostrach and Dr. Hugh D. Robertson resigned as members of the Company's Board of Directors.

     The Company has recently initiated the development of a proprietary delivery compound named InnoPhor(TM). InnoPhor(TM) and InnoPhor(TM)-like compounds are a family of analogs of natural molecules, whose structure is well understood, that are readily synthesized and relatively inexpensive and that effectively deliver EGS to cells in culture and to certain tissues in animals. In order for oligonucleotides such as EGSs to be used successfully as human therapeutics, highly efficient delivery procedures and/or compounds must be developed to facilitate the entry of such drugs into various tissues and organs. However, there can be no assurance that InnoPhor(TM) will be successfully developed as a delivery compound. The Company believes that its EGS and InnoPhor(TM) technologies may have significant applications in the treatment of bacterial infections caused by drug resistant microorganisms, including antibiotic-resistant microorganisms. Accordingly, the Company has begun conducting experiments intended to demonstrate that antibiotic resistance in bacteria can be overcome by the administration of appropriately designed EGS drug candidates administered via InnoPhor(TM). However, there can be no assurance that the Company will be able to develop such drug candidates.

         The Company has elected to discontinue its program regarding the treatment of promyelocytic leukemia ("APL"). The Company has become aware of other approaches for the treatment of APL that are at more advanced stages of commercialization and may be more cost-effective than the therapeutic under development by the Company. However, the Company's work to date in APL has provided the Company with additional knowledge with respect to the chemistry of EGS, which knowledge the Company believes will have important applications in the development of therapeutics for other diseases.

October 1, 1996